

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

In Beom Park
Chief Executive Officer
Meridian Co., Ltd.
The Republic of Korea
4F, 196-35, Anyang-Dong,
Manan-Gu, Anyang-Si,
Gyeonggi-Do, Korea 430-857

> **Re: Meridian Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed August 16, 2010**
> **File No. 000-32359**

In Beom Park:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief